UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

26 February 2015

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 82 of Law on Securities Market hereby notifies the following

Relevant Fact

Further to the Relevant Fact Notice nº 218999 disclosed on 24 February 2015 in relation to the issue of senior unsecured exchangeable notes (the “Notes”) exchangeable into existing ordinary shares of Abengoa Yield plc (“Abengoa Yield”), a company whose shares are listed on the NASDAQ Global Select Market (the “Offering”), the Company, upon conclusion of the bookbuilding process performed by the managers, has agreed to establish the final terms and conditions for the Offering.

The principal terms and conditions that have been determined are the following:

(a)                              The size of the Offering is USD 279,000,000.

(b)                              The Notes will mature on 5 March 2017.

(c)                               The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on 5 September 2015.

(d)                              The Notes will be initially exchangeable into 7,202,602.23 shares of Abengoa Yield (exchange property) at an exchange price of USD 38.736 per share, representing a premium of 20% over today’s closing price of the shares on the NASDAQ Global Select Market.

On the date hereof, it is expected that the Company enters into a subscription agreement with the managers (the “Subscription Agreement”) subject to English law. However, the Notes will be subscribed and paid for on the issue date, which is initially anticipated to take place on 5 March 2015, provided that the conditions established in the Subscription Agreement have been met.

Important notice

The securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Securities may not be offered or sold in the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, as amended, absent registration or an exemption from registration under such Act, or in any other Jurisdiction other than in compliance with the Laws of that Jurisdiction. There is no intention to conduct public offering of securities in the United States. The information contained herein is not for distribution in Japan or any other jurisdiction where the distribution of such information is restricted by law.

This notice and any other documents or materials relating to the issue of the Notes is for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (the “FSMA”) (Financial promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“High Net Worth Companies, Unincorporated Associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes is directed only at relevant persons who are not relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the Notes relates is available only to relevant persons and will be engaged in only with relevant persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 26, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary